GIOVANNI CARUSO Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

November 14, 2008

Larry Spirgel Assistant Director United States Securities and Exchange Commission Washington, D.C. 20549

Re:	Vector Intersect Security Acquisition Corp. Revised Preliminary Proxy Statement on Schedule 14A Filed: October 29, 2008 File No.: 000-52247

Dear Mr. Spirgel:

On behalf of our client, Vector Intersect Security Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of the Company’s revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Proxy Statement and all annexes filed therewith.

The Proxy Statement responds to the comments set forth in the Staff’s letter dated November 7, 2008 (the “Staff’s Letter”).

In order to facilitate your review of the Proxy Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the Proxy Statement.

Summary, page nine

The Acquisition, page 10

1.
Please revise your preliminary proxy in this and all relevant sections to reflect the Form 8-K filed by the company on November 6, 2008 relating to the changed terms of the TD Banknorth credit facility.

Larry Spirgel Assistant Director United States Securities and Exchange Commission November 14, 2008 Page 2

The disclosure in the Mr. Eitan’s letter to stockholders, and on pages 2, 10-13, 27-28, 38-41, 53-56, 89-91, 108 and F-44 has been revised in accordance with the Staff’s comments.

2.
We note your response to comment one from our letter dated October 3, 2008 and the disclosure added to pages 13 and 40 that Catalyst Equity Management purchased from Vector 593,750 shares of Vector's common stock and warrants to purchase 118,750 shares of common stock; that these securities and $4,750,000 of proceeds were placed into escrow; and that Vector purchased 600,000 shares of common stock with the proceeds and placed those shares into escrow. Disclose whether Vector purchased the 600,000 shares in private transactions or through the public markets. Disclose whether Vector purchased the 600,000 shares in order to increase the likelihood that the merger and related proposals are approved. Disclose the percentage of initial public offering shares that these 600,000 shares represent. Disclose if and how the new shares held in escrow and the initial public offering shares held in escrow will be voted at the shareholders meeting and how this will impact the vote. Explain how the beneficial ownership tables reflects the shares held in escrow. Provide us with a copy of the escrow agreement(s).

The disclosure on pages 13-14 and 41 has been revised in accordance with the Staff’s comments. The beneficial ownership tables on pages 130 and 133 do not include the 600,000 shares repurchased by Vector and held in escrow because such shares are considered treasury shares. Under separate cover, pursuant to Rule 12b-4, the Company is providing you a copy of the escrow agreement.

3.	Please provide a legal analysis as to the necessity and timing of reporting the company's purchase of the 600,000 shares and placement of those shares into an escrow account on Form 8-K.

On October 15, 2008, the Company filed a Current Report on Form 8-K reporting that it had closed the transaction with Catalyst on that date. In that same Current Report on Form 8-K, the Company indicated that it would purchase shares of the Company’s common stock with the proceeds of the sale to Catalyst. On November 13, 2008, the Company reported its stock repurchase in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, pursuant to Item 2 of Part II of Form 10-Q.

4.
We note your response to comment two from our letter dated October 3, 2008. Please revise your preliminary proxy to disclose how you will inform shareholders before the meeting of any arrangements or stock purchases entered into by Vector, Cyalume or their affiliates that are intended to increase the likelihood that the merger and related proposals are approved. Disclose how votes will be counted in the case of shares purchased by the company.

Larry Spirgel Assistant Director United States Securities and Exchange Commission November 14, 2008 Page 3

The disclosure on pages 21 and 34 has been revised in accordance with the Staff’s comments.

5.
We note that Vector guaranteed a bridge loan of up to $12 million to one of its affiliates for the affiliate to purchase additional shares. Disclose the maximum number of initial public offering shares that could be purchased with the proposed $12 million bridge loan and the percentage of initial public offering shares that such a purchase would represent.

The disclosure relating to the bridge loan has been revised to reflect the term sheet entered into by the parties. The disclosure on pages 21 and 34 has been revised in accordance with the Staff’s comments.

6.
We note the added disclosure on page 20 that Mr. Churchill purchased 317,650 shares of Vector common stock for $2,503,085. While the staff recognizes that counsel for the company does not represent Mr. Churchill, please have Mr. Churchill advise as to how his reporting obligations under Section 16 of the Securities Exchange Act of 1934 have been met.

On November 10, 2008, Mr. Churchill filed a Form 4 reporting the indicated by the Staff.

7.
We note your response to comment three from our letter dated October 3, 2008 and the revised disclosure on pages 16 and 51. Please revise to disclose the basis of your belief that Mr. Dunaway's consulting agreement with Vector and attendant responsibilities do not indicate control, control by, or common control between Mr. Dunaway and SCP Partners. Selway Partners, or any of their respective affiliates. Further, please revise your added disclosure to provide the basis of your belief that the payment terms to Mr. Dunaway (of $10,000 per month retroactive to May 2, 2007, and a success fee of $10,000 per month and warrants to purchase 100,000 shares of Vector common stock) do not result in a control relationship.

The disclosure on pages 16 and 51 has been revised in accordance with the Staff’s comments.

Cyalume's Projections, page 57

8.
We note your response to comment four from our letter dated October 3, 2008. We also note that the information you have provided to us pursuant to Rule 12b-4 is not limited to the categories discussed in your response letter and that the projections provided by Cyalume to Vector and to JSA appear to differ. Please disclose all financial projections exchanged between Vector and Cyalume and all projections reviewed by Vector's advisors, or advise us why they are not material. To the extent that projections covering the same periods differed, highlight the material difference and explain how Vector considered the differences in evaluating whether the consideration is fair and the 80% test is satisfied. Also disclose the bases for and the nature of the material assumptions underlying the projections.

Larry Spirgel Assistant Director United States Securities and Exchange Commission November 14, 2008 Page 4

The disclosure on pages 59 and 67 has been revised in accordance with the Staff’s comments. In addition, the Company has included most of the projections provided to it by Cyalume as Annex E. As discussed on page 59, the Company chose not to include separate line items for cost, and margin and number of units sold because it believed that such information would not be material to investors and because such information would result in Cyalume’s competitors having an undue competitive advantage.

Information is material if a reasonable stockholder would consider such information material when deciding to vote on the business combination. The Company does not believe that cost and margin information would be material to an investors' decision on voting since the cost information is reflected in the “Selling Expense and Product Cost” line, albeit combined with other expenses of the business so as to prevent third parties from determining Cyalume’s gross margins. The number of units sold is not material to stockholders because stockholders are not as concerned with the number of units sold as the revenue that the company would generate from its sales, which is disclosed. Stockholders are still able to effectively evaluate the performance of the business because calculations for other types of expenses are independently reflected and because overall company performance is reflected in EBITDA and Net Income calculations. In addition, product cost, margin or units sold are not measures typically used to evaluate the performance of a business by the financial community, which more typically uses calculations of EBITDA or Net Income in determining the value or performance of a business.

The Company has not included the forecasts which were originally provided to JSA Partners as an Annex to the Proxy Statement since the Company believes that the September 2008 projections are more accurate as respects Cyalume’s potential and because an explanation of the differences between such projection is contained on page 59. In addition, the Company believes that presenting two sets of conflicting financial information would only result in confusion to stockholders who might not read the explanation of differences contained on page 59.

The Company has also added all the schedules to the opinion of Valuesope (which is attached to the proxy as Annex A), which includes its projections for Cyalume. Such projections were based on the projections contained in Annex E.

Satisfaction of 80% Test, page 59

9.
We note your response to comment five from our letter dated October 3, 2008 and the added disclosure on page 88 that Vector did not rely on any amounts specified in the projections after 2010 and did not rely on the amount of revenue in any particular sub-sequence. Please reconcile such disclosure with your statement on page 60 that, based on the financial analysis conducted by ValueScope and the fact that management believes that $117.9 million is a fair price to pay for Cyalume, the Board of Directors concluded that the 80% test was satisfied.

Larry Spirgel Assistant Director United States Securities and Exchange Commission November 14, 2008 Page 5

Since ValueScope's opinion itself was based upon a review of Cyalume's projected profit and loss statements for the years 2008 through 2012, it is unclear how the board did not rely on any amounts specified in the projections after 2010 at the same time it relied upon ValueScope's opinion in determining that the 80% test was satisfied. Please advise and clarify your disclosure.

The statement indicating that management did not rely on projections from and after 2010 has been deleted. The disclosure on pages 59 and 90 has been revised to clarify management expected variation within sub-sequences, but that the overall number was likely to vary since it was made up of a number of components.

Thank you for your time and attention to this filing. Should you have any questions concerning any of the foregoing please contact me at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso